Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-218956

June 11, 2019

Voya Financial, Inc.

12,000,000 Depositary Shares Each Representing a 1/40th Interest in a Share of

5.35% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B

Final Term Sheet

June 11, 2019

Issuer:	Voya Financial, Inc. (the “Issuer”)

Expected Ratings (Moody’s/S&P/Fitch)*:	Ba2 (Stable) / BBB- (Stable) / BB+ (Stable)

Offering Format:	SEC Registered

Securities:	Depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of the Issuer’s 5.35% Fixed-Rate Reset Non-Cumulative Preferred Stock, Series B (the “Preferred Shares”)

Number of Depositary Shares:	12,000,000 (corresponding to 300,000 Preferred Shares)

Over-Allotment Option:	No over-allotment option applies to this offering.

Liquidation Preference:	$1,000 liquidation preference per Preferred Share (equivalent to $25.00 per Depositary Share)

Aggregate Liquidation Preference:	$300,000,000

Offering Price:	$25.00 per Depositary Share / $300,000,000 total

Underwriting Discount (Retail):	$0.7875 per Depositary Share

Underwriting Discount (Institutional):	$0.500 per Depositary Share

Proceeds to Issuer before Expenses:	$293,737,225 total

Trade Date:	June 11, 2019

Settlement Date:	June 18, 2019 (T+5)**

Maturity Date:	Perpetual

First Call Date:	September 15, 2029

Reset Date:	The First Call Date and each date falling on the fifth anniversary of the preceding reset date.

Reset Period:	The period from and including the First Call Date to, but excluding, the next following reset date and thereafter each period from and including each reset date to, but excluding, the next following reset date.

Dividend Payment Dates:	Quarterly in arrears on the 15th day of March, June, September and December of each year, commencing on September 15, 2019.

Dividend Rate:	From the date of original issue to, but excluding the First Call Date, 5.35% per annum on the stated amount of $1,000 per Preferred Share.

From, and including, the First Call Date, at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the preliminary prospectus supplement) as of the most recent dividend determination date plus 3.21%, on the stated amount of $1,000 per Preferred Share.

Day Count Convention:	30/360

Optional Redemption on the First Call Date or any Subsequent Reset Date:	Redeemable in whole or in part, on the First Call Date or any subsequent reset date, in each case, at a redemption price equal to $1,000 per Preferred Share (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

Redemption after the Occurrence of a Rating Agency Event or Regulatory Capital Event:	Redeemable in whole but not in part within 90 days after the occurrence of a “rating agency event” or “regulatory capital event”, at a redemption price equal to (i) in the case of a rating agency event, $1,020 per Preferred Share (equivalent to $25.50 per Depositary Share), plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date or (ii) in the case of a regulatory capital event, $1,000 per Preferred Share (equivalent to $25.00 per Depositary Share), plus an amount equal to any accrued and unpaid dividends per share that have accrued but not been declared and paid for the then-current dividend period to, but excluding, such redemption date.

CUSIP:	929089209

ISIN:	US9290892093

Listing:	Application will be made to list the Depositary Shares on the New York Stock Exchange (the “NYSE”) under the symbol “VOYAPrB.” If approved for listing, trading of the Depositary Shares on the NYSE is expected to commence within the 30-day period after the original issuance date of the Depositary Shares.

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. Morgan Stanley & Co. LLC Citigroup Global Markets Inc.

Senior Co-Managers:

Barclays Capital Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

Deutsche Bank Securities Inc.

ICBC Standard Bank Plc

ING Financial Markets LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

RBC Capital Markets, LLC

U.S. Bancorp Investments, Inc.

Co-Managers:

BNY Mellon Capital Markets, LLC

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

nabSecurities, LLC

Natixis Securities Americas LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

The Williams Capital Group, L.P.

UniCredit Capital Markets LLC

*

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, S&P Global Ratings and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

**

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The Issuer has filed a registration statement, as amended by post-effective amendment no. 1 thereto (including a base prospectus), with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and accompanying base prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing Wells Fargo Securities, LLC toll-free at +1 (800) 645-3751 or wfscustomerservice@wellsfargo.com, BofA Securities, Inc. toll-free at +1 (800) 294-1322 or dg.prospectus_requests@baml.com, Citigroup Global Markets Inc. toll-free at +1 (800) 831-9146 or prospectus@citi.com, Morgan Stanley & Co. LLC toll-free at +1 (866) 718-1649 or prospectus@morganstanley.com.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.